FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        February, 2003

Commission File Number:     0-29500

ARGOSY MINERALS INC.
(Translation of registrant’s name into English)

20607 Logan Avenue Langley, British Columbia Canada V3A 7R3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGOSY MINERALS INC. (Registrant)

By: /s/ Cecil R. Bond Cecil R. Bond Corporate Secretary

Dated:   February 21, 2003

Appendix 5B
Mining exploration entity quarterly report

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin:  Appendix 8. Amended 1/7/97

Name of entity
Argosy Minerals Inc.

ACN or ARBN	Quarter ended ("current quarter")
ARBN 073 391 189	31 December 2002

Consolidated statement of cash flows

Cash flows related to operating activities	Current quarter $C	Year to date (12 months) $C

1.1 Receipts from product sales and related debtors	--	--

1.2 Payments for
(a) exploration and evaluation	(91,823)	(419,055)
(b) development	--	--
(c) production	--	--
(d) administration	(235,423)	(1,803,546)

1.3 Dividends received	--	--

1.4 Interest and other items of a similar nature receive	112,316	411,204

1.5 Interest and other costs of finance paid	--	--

1.6 Income taxes paid (capital taxes paid)	--	(832)

1.7 Other (provide details if material)	--	--

Net Operating Cash Flows	(214,930)	(1,812,229)

Cash flows related to investing activities

1.8 Payment for purchases of:
(a) prospects	--	--
(b) equity investments	--	(263,740)
(c) other fixed assets	--	(43,672

1.9 Proceeds from sale of:
(a) prospects	--	--
(b) equity investments	--	--
(c) other fixed assets	--	--

1.10 Loans to other entities	--	--

1.11 Loans repaid by other entities	--	--

See chapter 19 for defined terms. 1/7/97	Appendix 5B Page 1

Appendix 5B
Mining exploration entity quarterly report

1.12 Other (provide details if material)	--	--

Net investing cash flows	--	(307,142)

1.13 Total operating and investing cash flows (carried	--	--
forward)

Cash flows related to financing activities

1.14 Proceeds from issues of shares, options, etc	--	--

1.15 Proceeds from sale of forfeited shares	--	--

1.16 Proceeds from borrowings	--	--

1.17 Repayment of borrowings	--	--

Dividends paid	--	--

1.19 Other (provide details if material)	--	--

Net financing cash flows	--	--

Net increase (decrease) in cash held	(214,930)	(2,119,371)

1.20 Cash at beginning of quarter/year to date	9,850,126	11,253,233

1.21 Exchange rate adjustments to item 1.20	302,939	804,273

1.22 Cash at end of quarter Note (A)	9,938,135	9,938,135

Note:	(A) includes restricted cash of $157,960. See item 5.4. (B) The exchange rate for conversion of C$ to A$ at 31 December 2002 was 0.89, which results in a cash balance of approximately A$11,168,000.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

Current quarter $C

1.23 Aggregate amount of payments to the parties included in item 1.2	$241,521

1.24 Aggregate amount of loans to the parties included in item 1.10	NIL

1.25 Explanation necessary for an understanding of the transactions

Payments to Directors and associates of the Directors are for directors fees, for management and consulting fees and for the provision of staff in Australia. The provision of staff in Australia is charged at cost. The Company paid fees for legal services to a firm in which a past Director is a partner; and fees for accounting services to a firm in which a Director is a partner; such payments are included in 1.23 above. In addition the Company re-imburses expense incurred on Company business.

See chapter 19 for defined terms. 1/7/97	Appendix 5B Page 2

Appendix 5B
Mining exploration entity quarterly report

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows
N/A

2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest
N/A

Financing facilities available
Add notes as necessary for an understanding of the position

	Amount available $C'000	Amount used $C'000

3.1 Loan facilities	N/A	N/A

3.2 Credit standby arrangements	N/A	N/A

Estimated cash outflows for next quarter

$C

4.1 Exploration and evaluation	$200,000

4.2 Development	--

Total	$200,000

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $C	Previous quarter $C

5.1 Cash on hand and at bank	610,709	637,063

5.2 Deposits at call	9,169,466	9,213,063

5.3 Bank overdraft	NIL	NIL

5.4 Other (provide details)	157,960	156,000

Total: cash at end of quarter (item 1.22)	9,938,135	9,850,126

5.4

Details:   $157,960 represents restricted cash held in US dollars on term deposits as security collateral for a performance bond of US$100,000 provided by the Corporation's Bankers to the Government of Burundi

See chapter 19 for defined terms. 1/7/97	Appendix 5B Page 3

Appendix 5B
Mining exploration entity quarterly report

Changes in interests in mining tenements

	Tenement reference	Nature of interest (note 2)	Interest at beginning of quarter	Interest at end of quarter

6.1 Interests in mining
tenements relinquished,	N/A	N/A	N/A	N/A
reduced or lapsed

6.2 Interests in mining
tenements acquired or	N/A	N/A	N/A	N/A
increased

Issued and quoted securities at end of current quarter
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Number issued	Number quoted	Par value (cents)	Paid-up value (cents)
7.1 Preference +securities
(description)	N/A	--	--	--

7.2 Issued during quarter	N/A	--	--	--

7.3 +Ordinary securities	95,969,105	92,304,013	N/A	N/A

7.4 Issued during quarter	NIL	--	--	N/A

7.5 +Convertible debt securities	N/A	--	--	--
(description and conversion factor

7.6 Issued during quarter	N/A	--	N/A	--

7.7 Options (description and conversion factor			Exercise Price	Expiry Date
See Appendix I

See chapter 19 for defined terms. 1/7/97	Appendix 5B Page 4

Appendix 5B
Mining exploration entity quarterly report

7.8 Issued during
quarter	Nil	Nil

7.9 Exercised during quarter	Nil	Nil	See Appendix I

7.10 Expired/cancelled during quarter	325,000	Nil

7.11 Debentures (totals only)	Nil	Nil	Nil	Nil

7.12 Unsecured notes (totals only)	Nil	Nil

Compliance Statement

1

This statement has been prepared under accounting policies which comply with accounting standards in Canada except that exploration and evaluation expenses which are treated as investing activities under Canadian GAAP have been deducted in determining net operating cash flows and restricted cash is included in cash balances at the quarter end.

2	This statement does give a true and fair view of the matters disclosed.

Sign here:		Date: January 30, 2003

Print name:	Cecil R. Bond

Notes

1

The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2

The “Nature of interest” (Items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3	The definitions in, and provisions of, AASB 1022: Accounting for Extractive Industries and AASB 1026: Statement of Cash Flows apply to this report.

4

Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

_________________

See chapter 19 for defined terms. 1/7/97	Appendix 5B Page 4

Argosy Minerals Inc
Additional Information
APPENDIX I

Item 7.7 – Options

January 30, 2003

The Appendix 5B Report for this quarter is an integral part of this summary and is attached.

Quarter Ending December 31, 2002 — Summary of Expenditures

During the quarter ended December 31, 2002 Argosy continued to advance the Musongati Nickel Project through conducting a detailed capital and operating cost review. In addition, a number of new projects have been identified and are currently subject to evaluation.

GOLD in EASTERN EUROPE

In September 2002, Argosy and Eurogold announced the proposed transfer of Argosy’s Kremnica Gold Project to Eurogold’s subsidiary Explorer with a view to further developing the opportunities with Eurogold. Argosy sent geological and administrative personnel to Romania and Ukraine to investigate the gold mining and exploration opportunities currently under consideration by Explorer. From an exploration potential viewpoint, the Carpathian Mountain belt extending through Slovakia, Romania and Ukraine is considered highly prospective for large scale gold deposits, hence Argosy’s interest in acquiring interests in the region. The recent strength in the gold price has resulted in a re-evaluation of the Kremnica Gold Project with a view to expanding the existing resource base and looking at a means of bringing the project to account. The proposed transaction with Eurogold, dependant on a condition precedent regarding a gold project in Ukraine has been the focus of detailed due diligence over the last few months. The results from recent meetings and site investigations in Eastern Europe are still being analysed before any decisions are made.

NICKEL and PLATINUM GROUP METALS in BURUNDI

The ongoing study into the financial viability of the Musongati nickel laterite project was updated during the quarter in a report by Sinclair Knight Merz, titled a “Cost Review of Musongati Nickel Project”. This report is nearing completion and will be forwarded to the Burundian Minister of Mines and Energy for review. Based on cost reviews of existing laterite mining and processing facilities, the report concludes that the Musongati nickel laterite project does not yield an attractive return at nickel and cobalt prices of

US$4.00/lb and US$8.00/lb respectively, given the additional infrastructure capital requirements associated with such a landlocked project in a country which lacks significant infrastructure. However, there may be an opportunity to realize economic potential at Musongati through the initial exploitation of the platinum group metal (“PGM”) potential of the deposit. PGM mineralization is present within and underlays the nickel laterites. This PGM potential could offer a staged route to overall development of the Musongati Project.

During the quarter, the declaration of force majeure over the Musongati Project was maintained as the government moved towards a cease fire implementation at the end of December 2002. Argosy will await the results of the negotiations currently in progress regarding the cease fire before committing to lift the declaration of force majeure. The slow progress towards peace has frustrated progress on the project, specifically delaying any further exploration of the deeper underlying sulphide hosted PGM potential, which has attracted the interest of a number of major mining houses. Following presentations and meetings in South Africa and Australia, technical due diligence conducted on the underlying PGM potential has resulted in expressions of interest in proceeding with the project once stability returns to Burundi.

ARBITRATION

The request for arbitration by NN Invest Holdings SA (NNIH) received through the International Court of Arbitration of the International Chamber of Commerce has advanced with Argosy and its subsidiary, Balzan, contesting jurisdiction and denying NNIH’s unmerited claim. Significant damage has been sustained by Argosy as a result of these claims, which Argosy believes are without merit. Consequently Balzan has made a counterclaim for wrongful termination of the contract by NNIH which is being actively pursued.

NEW OPPORTUNITIES

Argosy continues to investigate new opportunities in the resources field, seeking to make significant investment in a new project. To this end, Argosy has engaged international consultants to investigate new opportunities in PGMs and diamonds in southern Africa and elsewhere. To date several significant new opportunities have been identified and are under careful examination.

CORPORATE

During the quarter Mr. Louis Montpellier resigned from Argosy’s board, his position being filled by Mr. John Nicholls. Argosy wishes to thank Mr Montpellier for his contribution to the company during his tenure.

In total $91,823 spent on exploration and new project assessment and evaluation activities in the three month period ending December 31, 2002 comprised the following:

$31,647	project management/geological/ accounting/legal consulting
$29,674	site office salaries and administration costs
$30,502	new project assessment /evaluation

NEWS RELEASE No. 04-03

February 20, 2003	ASX Symbol - AGY

OWNERSHIP OF KREMNICA REVERTS TO ARGOSY

Eurogold Limited, in an announcement to the ASX dated January 19, 2003, stated that the condition subsequent to the agreement between Eurogold and Argosy regarding the ownership of Argosy’s Kremnica gold project had not been met and that the agreement was at an end.

As of the date of Eurogold’s press release Argosy had not received any notification from Eurogold in this regard.

A condition subsequent of the Agreement was that Explorer, the Eurogold subsidiary complete a joint venture agreement with the State Mining Company of the Ukraine (Ukrainian Polymetals), over a 360 sq. km exploration licence in the Carpathian gold belt of SSW Ukraine. This under-explored region is host to a number of documented precious metal deposits including Beregove, Kvasove and Muzhievo. To the best of our knowledge to date this condition has not been satisfied.

In not succeeding in achieving the condition subsequent, Eurogold and Argosy no longer have an agreement regarding ownership of the Kremnica gold project, which reverts to Argosy.

ON BEHALF OF THE BOARD

Peter H Lloyd
Chief Executive Officer

For further information contact:
Peter H Lloyd, Chief Executive Officer
Argosy Minerals Inc
Level 1, Suite 3
23 Richardson Street
South Perth, WA, 6151 Australia
Telephone: 61-8-9474-4178
Email: peter.lloyd@argosyminerals.com.au	Cecil R Bond, Financial Director Argosy Minerals Inc 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: argosy@intergate.ca

CAUTIONARY STATEMENT
The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.. All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Argosy’s expectations are disclosed under the heading “Risk Factors” and elsewhere in Argosy’s documents filed from time to time with the Australian Stock Exchange, and other regulatory authorities. All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.

NEWS RELEASE No. 03-03

February 17, 2003	ASX Symbol - AGY

ARGOSY ACQUIRES ALLUVIAL DIAMOND TENEMENTS IN SOUTH AFRICA

Argosy is pleased to announce the signing of an agreement to acquire tenements in an area of known high grade alluvial diamond deposits in South Africa.

For several months Argosy, through its consulting diamond geologist, has been investigating and conducting due diligence on worthwhile diamond opportunities in several countries. Argosy’s strategy is focused on acquiring advanced alluvial diamond deposits suitable for large scale development. Such opportunities are rare and Argosy has entered into an agreement for the acquisition of several contiguous tenements in the well known diamond fields of the Northern Cape Province of South Africa. These tenements cover 125 square kilometres adjacent to existing De Beers diamond mining operations near Kleinsee exploiting both the inland raised marine terraces and river deposits of the area. The area, located 10kms north east of Kleinsee and 70kms west of Springbok, a regional centre, is well serviced by infrastructure with power lines crossing the tenements and easy access by road.

Major alluvial deposits are concentrated in the Buffels River Valley east of Kleinsee. The alluvial diamond deposits along the lower Buffels River are hosted in palaeochannels of the Miocene proto-Buffels River. The source of the diamonds may have been from erosion of kimberlites on the Kalahari Craton and transported to these sites by an ancient river that reached the Atlantic Ocean via the proto-Buffels River. According to a report prepared by the Mining Sector Coordinating Unit regarding Diamonds in the SADC² Region, the Lower Buffels area has amongst the best potential for future diamond production corroborated by De Beers recently reporting newly discovered palaeochannel deposits along the Buffels River east of Kleinzee with the potential to extend operations well into the 21st century.

The agreement has been signed between Argosy and Albetros Inland Diamond Exploration Pty Ltd over prospecting rights, convertible to mining rights, over three farms in Namaqualand, Northern Cape Province. Ownership will transfer to Argosy on final payment of R20 million, (approximately AUD$4 million, depending on exchange rates). Staged monthly payments will be made during a period of evaluation and due diligence which will commence in terms of the existing Prospecting Permit.

The monthly payments during the first three month period are R300 000, (approximately AUD$60 000). Argosy will be entitled to 70% of proceeds from the sale of diamonds during this

Argosy Minerals Inc. News Release 03-03	-2-	February 17, 2003

period.     The initial three month period is extendable for another three months on the same terms. Argosy then has the option to proceed to full ownership.

The Albetros Alluvial Diamond Project (see attached maps) abuts the coastal Kleinzee, Dreyers Pan and Twee Pad mines of De Beers and is downstream of its river deposits at Langhoogte, Nuttabooi, Wolfberg and Bontekoe. The geological setting is a combination of two different alluvial environments comprising:

1)	Channel gravels associated with the palaeo-Buffels River, the conduit for the marine diamonds and;

2)	High level raised beach remnants above the 95m above sea level Upper Terrace.

Drilling by Albetros confirmed the presence of the palaeo-Buffels River channel with extensive gravel infill. Upstream along the Buffels River the average grade of De Beers’ mines such as Langhoogte over an 18 year period has been 17.2 carats per hundred tonnes. Additional unrelated drilling and bulk sampling has been conducted within the project area validating the potential for high volume, high grade deposits.

According to the SADC report the size of the deposits ranges up to several thousand carats beneath sandy overburden. Diamonds recovered are predominantly gem quality with boart and cracked stones virtually absent. The majority of diamonds range from 0.5 to 1.2 carats per stone and stone quality is high with an expected overall value of US$350 per carat.

With this announcement Argosy returns to its roots as a diamond exploration company, focussed on known alluvial deposits rather than targeting exploration for diamondiferous kimberlite. Drilling by Argosy will commence during March 2003 and bulk sampling will be completed with a view to implement full scale production using in-line pressure jig and dense media separation technology, a new high throughput process currently being trialed successfully in alluvial diamond operations elsewhere with the added benefits of low operating and capital costs improved security and low water requirements.

Reference

²Diamonds in the SADC Region, 1998, Mining Sector Coordinating Unit, Mineral Resource Survey Programme3.
South African Development Community, D I Cole Compiler

ON BEHALF OF THE BOARD

Peter H Lloyd
Chief Executive Officer

Argosy Minerals Inc. News Release 03-03	-3-	February 17, 2003

For further information contact:
Peter H Lloyd, Chief Executive Officer
Argosy Minerals Inc
Level 1, Suite 3
23 Richardson Street
South Perth, WA, 6151 Australia
Telephone: 61-8-9474-4178
Email: peter.lloyd@argosyminerals.com.au	Cecil R Bond, Financial Director Argosy Minerals Inc 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: argosy@intergate.ca

CAUTIONARY STATEMENT
The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.. All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Argosy’s expectations are disclosed under the heading “Risk Factors” and elsewhere in Argosy’s documents filed from time to time with the Australian Stock Exchange, and other regulatory authorities. All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.

NEWS RELEASE No. 01-03

February 10, 2003	ASX Symbol - AGY

ARBITRATION UPDATE - NEW CALEDONIA NICKEL PROJECT

Argosy Minerals Inc is pleased to announce an update on the current status of the arbitration between Argosy, its subsidiary Balzan Investment Limited, and NN Investment Holdings SA "NNIH" a subsidiary of Norilsk Nickel. NNIH issued a request for arbitration to recover the US$7.166 million paid to Balzan plus expenditures of U$1.37 million spent on the New Caledonia nickel laterite project.

As stated previously and after a complete review of the case by Argosy's French Counsel, Argosy is of the view that the claim filed by NNIH has absolutely no merit.

As advised earlier, NNIH had, in accordance with the terms of the Tripartite Agreement, agreed to bear a portion of the previously expended costs of the project in the amount of U$7.166 and had undertaken to complete the Bankable Feasibility Study at the cost of U$15 million (a total of U$22.166 million); in consideration of which, NNIH would acquire the right to earn a 45% interest in the project.

The wrongful termination of the Tripartite Agreement has denied Argosy the expenditure of U$15million to carry out the Bankable Feasibility Study, and deprived Argosy of its right to fully exploit the New Caledonia nickel project. As a result, Argosy has lost the opportunity to fully value its 45% interest in the project.

Argosy has therefore filed a counter claim for damages for wrongful termination of the Tripartite Agreement by NNIH and has reserved its right to claim from NNIH consequential damages including loss of market capitalization.

ON BEHALF OF THE BOARD

Peter H Lloyd
Chief Executive Officer

Argosy Minerals Inc. News Release 01-03	-2-	February 6, 2003

For further information contact:
Peter H Lloyd, Chief Executive Officer
Argosy Minerals Inc
Level 1, Suite 3
23 Richardson Street
South Perth, WA, 6151 Australia
Telephone: 61-8-9474-4178
Email: peter.lloyd@argosyminerals.com.au	Cecil R Bond, Financial Director Argosy Minerals Inc 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: argosy@intergate.ca

CAUTIONARY STATEMENT
The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.. All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Argosy’s expectations are disclosed under the heading “Risk Factors” and elsewhere in Argosy’s documents filed from time to time with the Australian Stock Exchange, and other regulatory authorities. All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.